EXHIBIT 19
INTERNATIONAL BUSINESS MACHINES CORPORATION

Securities Trading Policy

As of December 30, 2024
I.Purpose
Federal and state securities laws make it illegal for anyone to trade in a company’s securities while in possession of material nonpublic information relating to that company. These laws also prohibit anyone who is aware of material nonpublic information from disclosing this information to others who may trade. Companies may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

The purpose of this Securities Trading Policy (this “Policy”) is to promote compliance with applicable securities laws and to provide the directors, officers (as such term is defined pursuant to Section 16 of the Securities Exchange Act of 1934), and employees of International Business Machines Corporation and its subsidiaries (collectively, “IBM” or the “Corporation”) guidance with respect to transactions in IBM securities (“IBM Securities”) and the securities of other public companies that you learn through the course of your employment or association with IBM.

Questions regarding this policy or any potential transaction should be directed to IBM’s Corporate Secretary.
II.Scope
This Policy applies to all Insiders of IBM (as defined below) and any of their Related Persons (as defined below) wherever located. Your strict adherence to this policy will help safeguard IBM’s reputation and will help ensure that IBM conducts its business in accordance with the highest ethical standards. You are responsible for understanding and complying with this Policy.

III.Definitions/Explanations

A.Who is an “Insider?”
Any person who possesses material nonpublic information is considered an “Insider” as to that information. Insiders include the Corporation’s directors, officers, employees and those persons who may gain access to material nonpublic information of the Corporation or any other public company as a result of their relationship with IBM (e.g., its auditors, consultants, attorneys or other advisors). The definition of Insider is transaction specific; that is, an individual is an “Insider” with respect to each item of material nonpublic information of which he or she is aware.
B.What is “material” Information?
The materiality of information depends upon the circumstances. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or where the information is likely to affect the market price of the security. Material information can be favorable or unfavorable. The materiality of particular information is subject to reassessment on a regular basis. Courts and regulators often second-guess materiality determinations after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, the Insider should carefully consider how regulators and others might view the transaction in hindsight.
Some examples of material information include:
•Unpublished financial or operational results or projections, including earnings information;
•Pending or proposed mergers, acquisitions, dispositions or other transactions;
•Significant changes in corporate strategy, prospects or key performance indicators;
•Changes in senior management or other key employees;
•Changes in dividend or stock repurchase policies;
•Liquidity problems or impending bankruptcy;
•Pending or threatened significant litigation or governmental investigation, or the resolution of such matters; and
•Significant cybersecurity or data protection events, including but not limited to any breach of information systems that compromises the functioning of the Corporation’s information or other systems or results in the exposure or loss of client information.

The above list is only illustrative, as it is not possible to define all categories of material information; many other types of information may be considered “material”, depending on the circumstances. If an Insider is unsure whether particular nonpublic information is material, the Insider should presume that it is material and consult with the Corporate Secretary before disclosing such information or trading in any securities of the company to which such information relates.
C.What is “nonpublic” Information?
Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must have been disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (for example, the filing of a Form 8-K or issuance of a press release) and the investing public has had time to fully absorb the information. Circulating rumors, even if accurate, do not constitute information that is adequately available to the general public since the public does not know whether the rumor is accurate. If it is not clear whether material information has been sufficiently publicized, it should be treated as nonpublic information.
D.Who is a “Related Person?”
For purposes of this Policy, a “Related Person” includes:

•the spouse, domestic partner, minor children (even if financially independent) or anyone else living in an Insider’s household;
•partnerships in which an Insider is a general partner;
•trusts of which an Insider is a trustee;
•estates of which an Insider is an executor;
•any entity or account over which the Insider has or shares the power, directly or indirectly, to make investment decisions (whether or not the Insider has a financial interest in the entity or account) and those entities or accounts established or maintained by the Insider with their consent or knowledge and in which the Insider has a direct or indirect financial interest; and
•any other legal entities controlled by an Insider.

Although an Insider’s parents or siblings may not be considered a Related Person (unless living in the same household), parents, siblings or other relatives may be a “tippee” for securities laws purposes. “Tipping” material nonpublic information to others is also prohibited, and is discussed in Section IV.C.

E.What is “trading”?
The term “trade” or “trading” includes placing orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds), increasing or decreasing investment in IBM Securities through a retirement account and exercising stock options for either cash or IBM Securities. In addition, gifts, charitable donations and other contributions of IBM Securities, and certain transactions under Corporation-sponsored plans such as those described in Section VI constitute a “trade” for purposes of, and are subject to, this Policy.
IV.Restrictions

A.Non-Disclosure of Material Nonpublic Information

Material nonpublic information must not be disclosed to anyone, except persons within the Corporation or third-party agents of the Corporation (such as investment banking advisors, auditors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Corporation.

B.No Trading on Material, Nonpublic information

If an Insider has material nonpublic information relating to the Corporation, neither the Insider nor any of their Related Persons may trade or recommend that another person trade, in IBM Securities or engage in any other action to take advantage of, or pass on to others, that information.

In addition, no Insider or their Related Persons may trade or recommend that another person trade, in the securities of any other company with publicly-traded securities, including IBM clients, Business Partners or suppliers or other entities that IBM engages with, if the Insider or Related Person learns of material nonpublic information about the other company in the course of his/her employment or association with IBM, and no Insider may engage in other transactions to take advantage of, or pass on to others, that information.

C.No “tipping”
Insiders may be liable for communicating or “tipping” material nonpublic information to any third party (a “tippee”), regardless of whether the tippee is a Related Person, or for recommending that such party buy or sell the IBM Securities or other publicly-traded securities. Insider trading liability extends to the tippees who trade on material nonpublic information tipped to them and any individuals who trade on material nonpublic information which has been misappropriated. Penalties will apply even if the Insider does not make any profit off the tipped information.

D.Responsibility for Prohibited Trading by Related Persons in IBM Securities
Insiders are responsible for any trades placed by Related Persons and must make them aware of the need to confer with such Insider before they trade Corporation Securities. Insiders must treat any such trades as if the transactions were for their own accounts.

E.Prohibition on Speculation and Hedging

Investing in IBM Securities provides an opportunity to share in the long-term growth of the Corporation. However, trading in options or other derivatives is generally highly speculative, very risky and only generates short-term gains. For that reason, when a person trades in options in his or her employer’s stock, it may arouse suspicion in the eyes of the SEC that the person was trading on the basis of material nonpublic information, particularly where the trading occurs before a company announcement or major event. It is difficult for an Insider to prove that he or she did not know about the announcement or event. As such, Insiders and their Related Persons may not engage in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars or other derivatives) that are designed to hedge or speculate on any change in the market value of IBM Securities, or from shorting IBM Securities. This Policy does not apply to stock options granted by the Corporation.

F.Prohibition on Pledging
Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when a person is aware of material nonpublic information or otherwise not permitted to trade in IBM Securities, the Corporation’s directors and officers and their Related Persons are prohibited from holding IBM Securities in a margin account or otherwise pledging IBM Securities in any way including as collateral for a loan.
V.Trading Windows and Blackout Periods; Prior Clearance
A.Trading Windows and Blackout Periods
In addition to being subject to all other limitations in this Policy, directors, officers, Executive Leadership Team members, Corporate Leadership Team members and those employees who have or may have access to material nonpublic information (collectively, the “Restricted Group”) are prohibited from trading IBM Securities during the following blackout periods:

(i) Quarterly Blackout Periods. Trading in IBM Securities is prohibited from (1) market closing on the fifteenth calendar day of the last month of each fiscal quarter until (2) market open on the second full day of trading following the release of the Corporation’s quarterly earnings. During these quarterly blackout periods, members of the Restricted Group generally possess or are presumed to possess material nonpublic information about the Corporation’s financial results.

(ii) Special Blackout Periods. From time to time, other types of material information regarding the Corporation (such as negotiation of mergers, acquisitions or dispositions or other developments) may not be publicly disclosed. While such material information remains nonpublic, members of the Restricted Group and other persons with knowledge of such material nonpublic information are prohibited from trading in IBM Securities. The affected persons must keep the existence of any special blackout period confidential.

(iii) 10b5-1 Plan Approval Requirement and Exception for Approved 10b5-1 Plans. The trading restrictions in this Policy do not apply to transactions under a written plan, contract, instruction or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (a “10b5-1 Plan”). Such 10b5-1 Plan must comply with the requirements of Rule 10b5-1 and be entered into during an open trading window when the Insider entering into the 10b5-1 Plan is not aware of material nonpublic information. Additionally, when such Insider wishes to make a trade under such 10b5-1 Plan, the Chief Legal Officer (who will coordinate any additional departmental reviews) must review and approve of, in advance, any trades being made.
Note: Trading during open trading windows is not a “safe harbor” that ensures compliance with securities laws. Even during open trading windows, if an Insider is in possession of material nonpublic information about the Corporation, they are prohibited from trading in IBM Securities. Insiders remain responsible for their trades and must use good judgment at all times.
B.Prior Clearance
Each director, officer, Executive Leadership Team member and Performance Team member must obtain prior clearance before such person or one of his or her Related Persons makes any trades in IBM Securities or exercises stock options. Clearance will be granted or denied based solely on the restraints imposed by law and will not constitute investment advice regarding the advisability of any transaction or ensure compliance with securities laws. Notwithstanding pre-clearance, every person is individually responsible for their and their Related Persons’ compliance with this Policy and with applicable insider trading laws.
VI.Transactions Under Corporation-Sponsored Plans

A.IBM Securities Underlying Awards
This Policy’s trading restrictions do not apply to the extent the Corporation is required to withhold taxes in connection with the vesting or delivery of IBM Securities underlying restricted stock units, performance shares or other awards received under any of the Corporation’s long-term incentive plans. This Policy’s trading restrictions do apply, however, to any market sale, gift, or other disposition of IBM Securities received following the vesting of any restricted stock units, performance shares or other awards under any of the Corporation’s incentive plans.
B.Corporation-Sponsored Retirement Plans
This Policy’s trading restrictions do not apply to purchases of IBM Securities in the Corporation’s savings and deferral plans resulting from a participant’s periodic contribution of money to such plan(s) pursuant to payroll deduction elections so long as, with respect to the Restricted Group, such payroll deduction elections have been made outside the applicable blackout period. This Policy’s trading restrictions do apply, however, to elections participants may make under such plans that relate to IBM Securities, including elections with respect to the investment of contributions, intra-plan transfers of an existing account balance between investment funds, loans, and distributions.